

Mail Stop 4720

February 22, 2016

Via E-mail
Thom Waye
Chief Executive Officer
Tiberius Acquisition Corporation
800 Third Avenue, Suite 1701
New York, NY 10022

Re: Tiberius Acquisition Corporation
Draft Registration Statement on Form S-1
Submitted January 26, 2016
CIK No. 0001662253

Dear Mr. Waye:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Summary

General, page 1

2.   We note that the summary includes performance and valuation information for The Gray Insurance Company and other companies. For example, we note your discussion of average Return on Equity. Please remove from the summary section the performance and valuation for companies other than the issuer. This information is not appropriate for the prospectus summary.

Initial Business Combination, page 4

3.   We note your disclosure on page 5 that your executive officers, directors and director nominees have agreed not to participate in the formation of, or become an officer or directors of, any blank check company until you have entered into a definitive agreement regarding your initial business combination. Please clarify if you intend to file such agreement as an exhibit to your registration statement.

The Offering

Indemnification, page 18

4.   We note that Mr. Gray has agreed to indemnify you with respect to vendor claims for services rendered or products sold to you or to your prospective target that reduce the amount of funds available for public shareholders in the trust account. Please indicate the specific agreement that includes these indemnification obligations and, to the extent it is material, consider filing the agreement as an exhibit to your registration statement.

Risk Factors, page 22

5.   We note that, in several places throughout this section, you state that if you are unable to complete your initial business combination, your public shareholders "may receive only approximately $10.00 per share." We also note that elsewhere in your prospectus, for example on page 75, you state that you cannot assure your investors that the actual per-share redemption amount received by shareholders will not be "substantially less than $10.00 per share." Please revise your risk factor disclosure to remove the implication that shareholders will, in any event, receive "only approximately" $10.00 per share.

The provisions of our amended and restated certificate of incorporation that relate to our pre-business combination activity . . . , page 40

6.   To help investors assess the implications deriving from potential amendments to your amended and restated certificate of incorporation or other governing documents, please expand your disclosure to discuss whether the nature of those amendments may be such

that could fundamentally change the nature of the security being offered through this registration statement.

Proposed Business, page 60

7. We note your disclosure regarding Mr. Gray's prior experience and the specific performance and valuation information that you have provided. Please expand the disclosure to provide a more complete discussion of performance. For example, please balance this disclosure with a brief discussion of any relevant major adverse business developments. Please also revise to describe whether performance may have been impacted by general market trends or other external factors unrelated to management action. Further, please disclose any prior performance information for any other SPACs with which your control persons previously were or are concurrently associated or advise.

Management

Number and Terms of Office of Officers and Directors, page 87

8. Please disclose the total number of directors that you intend to have.

Principal Stockholders, page 96

9. Please disclose in footnote (2) whether Mr. Gray has shared or sole voting and dispositive control over the shares owned by Lagniappe Ventures LLC. If the former, please revise footnote (1) to identify Mr. Gray and the other natural person or persons who share voting and dispositive power over these securities.

Exhibit Index

10. We note the exhibit list includes "form of" agreements and documents. Please advise us if you do not intend to file final, executed exhibits prior to effectiveness of the registration statement.

11. We note that you have not filed a number of your exhibits. Please submit all exhibits in a timely manner in order to facilitate our review. If you are not in a position to file your legal opinions with the next amendment, please provide a draft copy for us to review. Note that the draft should be submitted as correspondence.

You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Stuart Neuhauser, Esq.